1221 PEACHTREE STREET, N.E.  •  SUITE 400  •  ATLANTA, GEORGIA 30361

TELEPHONE: +1.404.521.3939  •  FACSIMILE: +1.404.581.8330

August 23, 2023

Via EDGAR

Ms. Angela Lumley

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Guardian Pharmacy Services, Inc.

Amendment No. 5 to Draft Registration Statement on Form S-1

Submitted July 12, 2023

CIK 0001802255

Dear Ms. Lumley:

On behalf of our client, Guardian Pharmacy Services, Inc. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated July 21, 2023 (the “Comment Letter”) in regard to the above-referenced Amendment No. 5 to the Draft Registration Statement on Form S-1 (“Amendment No. 5”). In conjunction with this letter, the Company is confidentially submitting via EDGAR Amendment No. 6 to the Draft Registration Statement on Form S-1 (“Amendment No. 6”). The changes reflected in Amendment No. 6 include those made in response to the Staff’s comments and other changes intended to update and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in Amendment No. 6, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS

DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE

MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADHSAN DIEGO •

SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 23, 2023

Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Financial Performance and Growth, page 2

1.	Please include net income and net income CAGR, alongside adjusted EBITDA and adjusted EBITDA CAGR, in the chart presented on page 2. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the chart on page 2 to remove the presentation of the non-GAAP financial measures Adjusted EBITDA and Adjusted EBITDA CAGR.

*        *        *         *        *        *        *

If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, or by email at mlhanson@jonesday.com.

Very truly yours,

/s/ Mark L. Hanson, Esq.

cc:	David Morris, Chief Financial Officer, Guardian Pharmacy Services, Inc.

Anna T. Pinedo, Esq., Mayer Brown LLP

Justin W. McKithen, Esq., Jones Day